November 2, 2009

VIA EDGAR

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4720

Re:	Safety Insurance Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
File Number: 0-50070

Dear Mr. Rosenberg:

Set forth below are the responses of Safety Insurance Group, Inc. (the “Company”) to the further comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission  concerning the Company’s Form 10-K for the fiscal year ended December 31, 2008 which were provided orally by Ms. Sasha Parikh on October 22, 2009.  As described below and in my previous response to the Staff in a letter dated September 1, 2009 (the “Previous Response Letter”), we plan to include the expanded disclosure information or any modification to these proposed disclosures in our September 30, 2009 Quarterly Report on Form 10-Q expected to be filed on November 5, 2009.  We have used the information from our June 30, 2009 Quarterly Report on Form 10-Q for illustrative purposes in our responses below.

For your convenience, we have included your further comments in bold in this letter and have included our response immediately after each comment.  Page references refer to pages in the Registrant’s 2008 Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2008, Item 8. Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies - Investments, page 79.

Refer to your response to Comment 1.  In your response, you state that the fair values of your fixed maturity securities are based on prices provided by your custodian bank and your investment manager whom both use pricing services or broker-dealers to determine market values.  You further state that a minimum of two quoted prices is obtained for each fixed maturity security.  In addition, your investment manager provides a secondary third-party pricing service or broker-dealer quote.  Please revise your proposed disclosure to clarify:

•                 how you determined the ultimate value you used in your financial statements, especially when the quotes you received differ; and

•                 how you validated your Level 3 security whose price was based on unobservable inputs.

In response to these comments, we have updated the proposed enhanced disclosure that we included in our Previous Response Letter with the additional language addressing these comments below in bold italics.

Fair values for the Company’s fixed maturity securities are based on prices provided by its custodian bank and its investment manager.  Both the custodian bank and the investment manager use a variety of independent, nationally recognized pricing services to determine market valuations.   If the pricing service cannot provide fair value determinations, the Company obtains non-binding price quotes from broker-dealers. A minimum of two quoted prices is obtained for the majority of fixed maturity securities in the Company’s investment portfolio.  The Company’s custodian bank is its primary provider of quoted prices from third-party pricing services and broker-dealers. To provide reasonable assurance of the validity of each price or quote, a secondary third-party pricing service or broker-dealer quote is obtained from the Company’s investment manager. An examination of the pricing data is then performed for each security.  If the variance between the primary and secondary price quotes for a security is within an accepted tolerance level, the quoted price obtained from the Company’s custodian bank is used in the Company’s financial statements for the security.  If the variance between the primary and secondary price quotes exceeds an accepted tolerance level, the Company obtains a quote from an alternative source, if possible, and documents and resolves any differences between the pricing sources. In addition, the Company may request that its investment manager and their traders provide input as to which vendor is providing prices that their traders believe are reflective of fair value for the security. Following this process, the Company may decide to value the security in its financial statements using the secondary or alternative source if it believes that pricing is more reflective of the security’s value than the primary pricing provided by its custodian bank.   The Company analyzes market valuations received to verify reasonableness, to understand the key assumptions used and their sources, and to determine an appropriate SFAS No. 157 fair value hierarchy level based upon trading activity and the observability of market inputs.  Based on this evaluation and investment class analysis, each price is classified into Level 1, 2 or 3.

Fair values of instruments are based on (i) quoted prices in active markets for identical assets (Level 1), (ii) quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs are observable in active markets (Level 2) or (iii) valuations derived from valuation techniques in which one or more significant inputs are unobservable in the marketplace (Level 3).

The Company’s Level 1 securities consist of equity securities whose values are based on quoted prices in active markets for identical assets. The Company’s Level 2 securities are comprised of securities whose fair value was determined using observable market inputs. Fair values for securities for which quoted market prices were unavailable were estimated based upon reference to observable inputs such as benchmark interest rates, market comparables, and other relevant inputs.  On January 1 and June 30, 2009, the Company’s Level 3 securities consisted of one asset-backed security whose price was based solely on a single broker quote which was deemed to be obtained through unobservable inputs.

In order to ensure the fair value determination is representative of an exit price (consistent with SFAS No. 157), the Company’s procedures for validating quotes or prices obtained from third-parties include, but are not limited to, obtaining a minimum of two price quotes for each fixed maturity security if possible, as discussed above, the periodic testing of sales activity to determine if there are any significant differences between the market price used to value the security as of the balance sheet date and the sales price of the security for sales that occurred around the balance sheet date, and the periodic review of reports provided by its investment manager regarding those securities with ratings changes and securities placed on the Company’s “Watch List.” In addition, valuation techniques utilized by pricing services and prices obtained from external sources are reviewed by the Company’s external investment manager, whose investment professionals are familiar with the securities being priced and the markets in which they trade to ensure the fair value determination is representative of an exit price (consistent with SFAS No. 157).

Approximately 99.8% of the Company’s portfolio was priced based upon quoted market prices or other observable inputs as of June 30, 2009.  There were no significant changes to the valuation process during the second quarter of 2009.

As of June 30, 2009 and December 31, 2008, no quotes or prices obtained were adjusted by management.  All broker quotes obtained were non-binding.

We acknowledge the following:

•                 The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                 Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

At your convenience, I am available to discuss any of these comments.   Please feel free to contact me at (617) 951-0600, Extension 4012, at your earliest convenience.

Sincerely,

/s/ William J. Begley, Jr.
Vice President, Chief Financial Officer and Secretary

cc: Sasha Parikh, Staff Accountant